Exhibit 99.1

July 11, 2023

Dear SciSparc Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of SciSparc Ltd. (the “Meeting”), to be held on Tuesday, August 15, 2023 at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on Wednesday, July 12, 2023 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Mr. Amitay Weiss
Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on August 15, 2023

Dear SciSparc Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of SciSparc Ltd. (the “Company”), to be held on Tuesday, August 15, 2023 at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)	to re-elect each of Mr. Amitay Weiss and Mr. Itschak Shrem as a Class III director, to serve until the Company’s third annual general meeting of shareholders following this Meeting, and until their respective successor is duly elected and qualified;

(2)	to approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of up to 1:10, to be effected at the discretion of, and such ratio and on such date to be determined by the board of directors; and

(3)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 12, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on July 12, 2023, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 15% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Wednesday, August 16, 2023 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is July 18, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being made available to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website, https://investor.scisparc.com/ or at our offices at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, upon prior notice and during regular working hours (telephone number: +972-3-7175777) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT August 14, 2023 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Mr. Amitay Weiss
Chairman of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders
To Be Held on August 15, 2023

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of SciSparc Ltd. (the “Company” or “SciSparc”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on August 15, 2023, at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of SciSparc’s ordinary shares, beginning July 11, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 12, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)	to re-elect each of Mr. Amitay Weiss and Mr. Itschak Shrem as a Class III director, to serve until the Company’s third annual general meeting of shareholders following this Meeting, and until their respective successor is duly elected and qualified;

(2)	to approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of up to 1:10 to be effected at the discretion of, and at such ratio and on such date to be determined by the board of directors; and

(3)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On July 10, 2023, we had a total of 7,352,337 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on July 12, 2023, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Current Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 15% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Wednesday, August 16, 2023 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on August 14, 2023.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Current Articles.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 12, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning July 11, 2023. Certain officers, directors, employees and agents of SciSparc, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the SEC’s website at www.sec.gov and at the “Investors” portion of our website, https://investor.scisparc.com/. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, Attn: Oz Adler, Chief Executive Officer, telephone number: +972-3-7175777.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2022 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on May 1, 2023 (the “Annual Report”), a copy of which is available on our website at https://investor.scisparc.com/.

DIRECTOR INDEPENDENCE

Our Board has determined that each of Mr. Vider, Ms. Sidi, Mr. Ben Shay, Mr. Revach and Mr. Dayan satisfies the independent director requirements under the Nasdaq corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in the Nasdaq Rules.

Our Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

BOARD DIVERSITY (as of July 10, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	6
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background	4

PROPOSAL 1
APPROVAL OF THE RE-ELECTION OF EACH OF MR. AMITAY WEISS AND MR. ITSCHAK SHREM AS A CLASS III DIRECTOR OF THE COMPANY

Background

Our Board currently has seven directors, who are divided into three classes with staggered three-year terms as follows:

●	the Class I directors consist of Ms. Liat Sidi and Mr. Amnon Ben Shay and their terms will expire at our annual general meeting of shareholders to be held in 2024;

●	the Class II directors consist of Mr. Lior Vider, Mr. Alon Dayan and Mr. Moshe Revach and their terms expire at our annual general meeting of shareholders to be held in 2025; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at the Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Mr. Amitay Weiss and Mr. Itschak Shrem as a director of the Company.

If re-elected at the Meeting, each of Mr. Amitay Weiss and Mr. Itschak Shrem will serve until the third annual general meeting of our shareholders following this Meeting, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Current Articles. If re-elected at the Meeting, Mr. Amitay Weiss will continue to serve as the Company’s Chairman. If re-elected at the Meeting, Mr. Itschak Shrem will continue serving as the Company’s President.

In accordance with the Companies Law, each of Mr. Amitay Weiss and Mr. Itschak Shrem has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of SciSparc, taking into account the special needs of SciSparc.

Biographical information concerning Mr. Amitay Weiss and Mr. Itschak Shrem is set forth below:

Mr. Itschak Shrem has served on our Board since August 2020 and our President since January 2022, prior to which he served as our Chairman from August 2020 to January 2022. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Previously, Mr. Shrem served on the boards of Tel-Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Rail Vision Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A. in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Mr. Amitay Weiss has served on our Board since August 2020 and as our Chairman since January 2022. Mr. Weiss served as our Chief Executive Officer from August 2020 to January 2022. Mr. Weiss currently serves as chairman of the board of directors of Automax Motors Ltd. (TASE: AMX.TA), as a director of Jeffs’ Brands Ltd. (Nasdaq: JFBR) and as an external director of Cofix Group Ltd. (TASE: CFCS). Mr. Weiss also chairs and serves as director on the board of director of several public and private companies, including, Clearmind, Maris Tech Ltd. (Nasdaq: MTEK) and Save Foods Inc. (Nasdaq: SVFD). In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester, and an LL.B. from the Ono Academic College.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. Amitay Weiss be re-elected as a Class III director, to serve until the third annual general meeting of shareholders following this Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s amended and restated articles of association or the Companies Law; and

RESOLVED, that Mr. Itschak Shrem be re-elected as a Class III director, to serve until the third annual general meeting of shareholders following this Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s amended and restated articles of association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Amitay Weiss and Mr. Itschak Shrem as a Class III director for a term to expire at the third annual general meeting of shareholders following this Meeting.

PROPOSAL 2
APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

Background

On June 22, 2023, our Board resolved to effect a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of up to 1:10, such that, depending on the ratio, every two ordinary shares and up to every ten ordinary shares shall be consolidated into one ordinary share. Such resolution is subject to the approval of our shareholders.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of up to 1:10, such that, depending on the ratio, every two ordinary shares and up to ten ordinary shares shall be consolidated into one ordinary share (the “Reverse Split”). If this Proposal 2 is approved by our shareholders, our Board will have the authority, in its own discretion, to determine if to implement the Reverse Split, and the exact ratio and the effective date of the Reverse Split.

If the Reverse Split is implemented, the number of issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio. The Reverse Split, if implemented, would not adjust the number of authorized ordinary shares under the Current Articles, which, as of the date hereof consist of 75,000,000 ordinary shares without par value. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Current Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding ordinary shares at a ratio of up to 1:10, such that, depending on the ratio, every two ordinary shares and up to every ten ordinary shares shall be consolidated into one ordinary share, to be effected at the discretion of, at such ratio and on such date to be determined by the board of directors, as detailed in the Proxy Statement, dated July 11, 2023.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the Reverse Split.

PROPOSAL 3
RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, subject to the approval of our shareholders.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report for the year ended December 31, 2022, filed on Form 20-F with the Commission on May 1, 2023, and accessible through the SEC’s website at www.sec.gov.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as SciSparc Ltd.’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at https://investor.scisparc.com/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 16 of the Company’s Current Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on May 1, 2023 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investor.scisparc.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Mr. Amitay Weiss
Chairman of the Board of Directors

Dated: July 11, 2023